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                                                                                                  EXHIBIT 12
                     AMERICAN ELECTRIC POWER COMPANY, INC.
         Computation of Consolidated Ratio of Earnings to Fixed Charges
                        (in millions except ratio data)

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                                                                      Year Ended December 31,
                                                           1998       1999       2000      2001       2002
Fixed Charges:
  Interest on Long-term Debt . . . . . . . . . . . .      $  569     $  618    $  618     $  605     $  642
  Interest on Short-term Debt. . . . . . . . . . . .         134        149       259        148         67
  Miscellaneous Interest Charges . . . . . . . . . .          77         77       161        132        106
  Estimated Interest Element in Lease Rentals. . . .         222        212       223        222        229
  Preferred Stock Dividends. . . . . . . . . . . . .          29         28        32         15         84
        Total Fixed Charges. . . . . . . . . . . . .      $1,031     $1,084    $1,293     $1,122     $1,128

Earnings:
  Income Before Income Taxes . . . . . . . . . . . .      $1,357     $1,333    $  782     $1,463     $  235
  Plus Fixed Charges (as above). . . . . . . . . . .       1,031      1,084     1,293      1,122      1,128
  Less Undistributed Earnings in Equity Investments.          42         46        46         28         12
       Total Earnings. . . . . . . . . . . . . . . .      $2,346     $2,371    $2,029     $2,557     $1,351

Ratio of Earnings to Fixed Charges . . . . . . . . .        2.27       2.18      1.56       2.27       1.19
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